UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026.

2.	Earnings Release for Q3 2026.

3.	Press release dated November 5, 2026.

Item 1

Millicom International Cellular S.A.

For the nine-month period ended

September 30, 2026

November 5, 2026

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statement of income for the three- and nine-month period ended September 30, 2026

in millions of U.S. dollars except per share data	Notes	Nine months ended September 30, 2026 (i)	Nine months ended September 30, 2025 (ii)	Three months ended September 30, 2026 (i)	Three months ended September 30, 2025 (ii)
Continuing Operations
Revenue	5	6,440	4,150	2,276	1,415
Equipment, programming and other direct costs		(1,555)	(940)	(537)	(312)
Operating expenses		(1,928)	(1,247)	(647)	(411)
Depreciation		(1,155)	(677)	(389)	(235)
Amortization		(334)	(233)	(115)	(81)
Share of profit (loss) in Honduras joint venture and Chile associate	8	11	40	14	14
Other operating income (expenses), net	3, 8,15	(2)	69	(2)	(3)
Operating profit		1,478	1,163	600	388
Interest and other financial expenses	11	(868)	(507)	(328)	(173)
Interest and other financial income		37	16	13	11
Sale of Lati Operations	3, 4	—	742	—	138
Other non-operating (expenses) income, net	6	(72)	(68)	(71)	(77)
Profit (loss) from other joint ventures and associates, net		(4)	1	(2)	1
Profit before taxes from continuing operations		571	1,346	213	288
Tax expense		(298)	(257)	(115)	(85)
Profit from continuing operations		274	1,090	98	203
Profit from discontinued operations, net of tax	4	1	6	—	1
Net profit for the period		275	1,096	98	204

Attributable to:
Owners of the Company		316	1,064	98	195
Non-controlling interests (see Note 3)		(41)	32	1	9

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($ per share)	7	1.88	6.35	0.58	1.17
Diluted ($ per share)	7	1.88	6.32	0.58	1.16

(i) Colombia Telecomunicaciones S.A. E.S.P. ("Coltel") is fully consolidated since the acquisition of the 67.5% shareholding on February 6, 2026. Additionally, Tigo Uruguay and Tigo Ecuador are also fully consolidated as from October 2025, acquisition dates. As a result, comparability with September 30, 2025 figures is affected. See note 3 for further details.

(ii) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statement of comprehensive income for the three and nine-month period ended September 30, 2026

in millions of U.S. dollars	Nine months ended September 30, 2026 (i)	Nine months ended September 30, 2025	Three months ended September 30, 2026 (i)	Three months ended September 30, 2025

Net profit for the period	275	1,096	98	204
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(149)	(6)	(114)	26
Change in value of cash flow hedges, net of tax effects	(6)	3	(3)	—
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	—	—	—
Total comprehensive income for the period	119	1,092	(19)	231

Attributable to:
Owners of the Company	153	1,070	(21)	225
Non-controlling interests	(34)	22	2	6

(i) Colombia Telecomunicaciones S.A. E.S.P. ("Coltel") is fully consolidated since the acquisition of the 67.5% shareholding on February 6, 2026. Additionally, Tigo Uruguay and Tigo Ecuador are also fully consolidated as from October 2025, acquisition dates. As a result, comparability with September 30, 2025 figures is affected. See note 3 for further details.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statement of financial position as at September 30, 2026

in millions of U.S. dollars	Notes	September 30, 2026	December 31, 2025 (i)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	3, 4, 10	8,777	7,806
Property, plant and equipment, net	3, 4, 9	4,715	3,218
Right of use assets, net	3	2,910	2,321
Investment in Honduras joint venture and associates	8	532	583
Contract costs, net		41	26
Deferred tax assets		375	167
Derivative financial instruments		1	—
Other non-current assets		558	196
TOTAL NON-CURRENT ASSETS		17,910	14,317

CURRENT ASSETS
Inventories		111	70
Trade receivables, net		711	527
Contract assets, net		89	88
Amounts due from non-controlling interests, associates and joint ventures		32	22
Derivative financial instruments	13	18	—
Prepayments		127	110
Accrued income		218	150
Current income tax assets		361	182
Supplier advances for capital expenditure		34	36
Other current assets	3	179	166
Restricted cash		31	50
Cash and cash equivalents		848	1,552
TOTAL CURRENT ASSETS		2,759	2,952
Assets held for sale	4	41	1
TOTAL ASSETS		20,709	17,271

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statement of financial position as at September 30, 2026 (continued)

in millions of U.S. dollars	Notes	September 30, 2026	December 31, 2025
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		1,285	1,290
Treasury shares		(35)	(52)
Other reserves		(1,182)	(689)
Retained profits		1,854	1,775
Net profit for the period / year attributable to owners of the Company		316	1,316
Equity attributable to owners of the Company		2,238	3,640
Non-controlling interests		40	(20)
TOTAL EQUITY		2,278	3,621

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	11	7,777	6,558
Lease liabilities	3, 8	2,846	2,273
Derivative financial instruments	12	157	9
Amounts due to non-controlling interests, associates and joint ventures		59	85
Payables and accruals for capital expenditure	3, 10	1,644	758
Provisions and other non-current liabilities		598	390
Deferred tax liabilities		304	155
TOTAL NON-CURRENT LIABILITIES		13,384	10,228

CURRENT LIABILITIES
Debt and financing	11	872	329
Lease liabilities	3, 8	344	290
Derivative financial instruments	12	46	14
Payables and accruals for capital expenditure		457	440
Other trade payables		819	491
Amounts due to non-controlling interests, associates and joint ventures		142	112
Accrued interest and other expenses		786	538
Current income tax liabilities		183	175
Contract liabilities		196	144
Dividend payable	7	579	424
Provisions and other current liabilities		609	464
TOTAL CURRENT LIABILITIES		5,032	3,422
Liabilities directly associated with assets held for sale	4	15	—
TOTAL LIABILITIES		18,432	13,650
TOTAL EQUITY AND LIABILITIES		20,709	17,271

(i) Restated after the finalization of the Uruguay and Ecuador acquisition accounting. See note 3 for further details

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2026

in millions of U.S. dollars	Notes	September 30, 2026	September 30, 2025 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		571	1,346
Profit before taxes from discontinued operations	4	1	7
Adjustments to reconcile to net cash:
Interest expense on leases		232	124
Interest expense on debt and other financing		635	384
Interest and other financial income		(37)	(16)
Adjustments for non-cash items:
Depreciation and amortization		1,490	910
Share of profit in Honduras joint venture and Chile associate	8	(11)	(40)
(Gain)/Loss on disposal and impairment of assets, net	3, 4	2	(69)
Sale of Lati Operations	3, 4	—	(742)
Share-based compensation		3	12
Profit (loss) from other joint ventures and associates, net		4	(1)
Other non-operating (income) expenses, net	6	72	68
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(14)	(164)
Decrease (increase) in inventories		(12)	(23)
Increase (decrease) in trade and other payables, net		55	135
Changes in contract assets, liabilities and costs, net		(9)	(22)
Total changes in working capital		19	(74)
Interest paid on leases		(216)	(119)
Interest paid on debt and other financing		(463)	(313)
Interest received		31	16
Taxes paid		(306)	(236)
Net cash provided by operating activities		2,028	1,257
Cash flows from investing activities (including discontinued operations):
Acquisition of subsidiaries, net of cash acquired	3	(924)	—
Acquisition of investments in associates	3	(27)	—
Net proceeds from the sale of Lati Operations	3, 4	—	545
Proceeds from disposal of equity investments		4	—
Purchase of spectrum and licenses	10	(207)	(62)
Purchase of other intangible assets	10	(100)	(97)
Purchase of property, plant and equipment	9	(658)	(464)
Proceeds from sale of property, plant and equipment	9	1	73
Dividends and dividend advances received from joint ventures and associates		61	49
Loans granted within the Tigo Money lending activity, net		(1)	(1)
Cash (used in) provided by other investing activities, net		(150)	18
Net cash provided by (used in) investing activities		(2,001)	61

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statement of cash flows for the nine-month period ended September 30, 2026 (continued)

in millions of U.S. dollars	Notes	September 30, 2026	September 30, 2025 (i)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	11	1,131	725
Repayment of debt and other financing	11	(999)	(375)
Lease capital repayment		(267)	(139)
Share repurchase program		—	(119)
Dividends paid to owners of the Company		(587)	(420)
Net cash from (used in) financing activities		(721)	(328)
Exchange impact on cash and cash equivalents, net		(4)	(18)
Net increase (decrease) in cash and cash equivalents		(698)	972
Cash and cash equivalents at the beginning of the year		1,552	699
Effect of cash in disposal group held for sale	4	(6)	(8)
Cash and cash equivalents at the end of the period		848	1,663

(i) Re-presented for discontinued operations (see note 4)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Unaudited interim condensed consolidated statements of changes in equity for the nine-month period ended September 30, 2026

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2024	172,096	(1,857)	258	1,064	(43)	2,881	(531)	3,628	(54)	3,574
Adjustment on adoption of Amendment to IAS 21	—	—	—	—	—	—	(188)	(188)	—	(188)
Total comprehensive income/ (loss) for the period	—	—	—	—	—	1,064	6	1,070	22	1,092
Dividends (Note 7)	—	—	—	—	—	(1,052)	—	(1,052)	(2)	(1,054)
Transfer to legal reserve	—	—	—	—	—	—	—	—	—	—
Purchase of treasury shares (ii)	—	(4,510)	—	—	(127)	(1)	—	(128)	—	(128)
Cancellation of treasury shares (iv)	(3,096)	3,096	(5)	(19)	84	(61)	—	—	—	—
Share based compensation	—	—	—	—	—	—	11	11	—	12
Issuance of shares under share-based payment schemes	—	1,355	—	(8)	33	4	(29)	—	—	—
Balance on September 30, 2025	169,000	(1,915)	253	1,037	(52)	2,837	(730)	3,343	(33)	3,310

Balance on December 31, 2025	169,000	(1,906)	253	1,036	(52)	3,091	(689)	3,640	(20)	3,621
Total comprehensive income for the period	—	—	—	—	—	316	(163)	153	(34)	119
Dividends (Note 7)	—	—	—	—	—	(755)	—	(755)	(1)	(757)
Purchase of treasury shares (ii)	—	(169)	—	—	(5)	(5)	—	(10)	—	(10)
Acquisition of EPM's non-controlling interest (iii)	—	—	—	—	—	(305)	(321)	(627)	55	(571)
Acquisition of Coltel's non-controlling interest (iv)	—	—	—	—	—	(171)	5	(166)	(54)	(219)
Effect of Coltel's acquisition (see note 3)	—	—	—	—	—	—	—	—	93	93
Share based compensation	—	—	—	—	—	—	3	2	—	2
Issuance of shares under share-based payment schemes	—	794	—	(5)	22	—	(16)	—	—	—
Balance on September 30, 2026	169,000	(1,282)	253	1,032	(35)	2,170	(1,182)	2,238	40	2,278

(i)	Retained profits – includes profit for the period attributable to equity holders, of which at September 30, 2026, $757 million (2025: $630 million) are not distributable to equity holders.

(ii)	During the nine-month period ended September 30, 2026, Millicom did not repurchase any shares and withheld approximately 168,911 shares for the settlement of tax obligations on behalf of employees under share-based compensation plans (2025: 4,216,397 shares repurchased and 293,555 withheld).

(iii)	On January 27, 2026, Millicom was awarded 100% of EPM's remaining shares in UNE EPM Telecomunicaciones S.A. ("UNE or Tigo Colombia") following a winning bid in the public auction conducted by Empresas Públicas de Medellín E.S.P.("EPM") at a price of COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately US$ 571 million). The transaction closed on January 29, 2026.

As of September 30, 2026 EPM is still a non-controlling partner in certain operations in Colombia.

(iv)	On April 27, 2026, Millicom acquired the remaining 32.5% of equity stake formerly held by La Nacion (See Note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

Notes to the unaudited interim condensed consolidated financial statements

1. GENERAL INFORMATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of fixed and mobile services dedicated to emerging markets in Latin America. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. On November 4, 2026, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2025 consolidated financial statements.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

Foreign currency

In accordance with the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates', effective as of January 1, 2025, the Group evaluated the exchangeability of the Boliviano (BOB). Based on this evaluation, the Group determined that the BOB was not exchangeable and, accordingly, applied alternative estimated exchange rates, in compliance with the requirements of the amended standard. As of the date of the initial application of the amendment referred above, the estimated exchange rate was 11.32 BOB per U.S. dollar. In turn, the official reference exchange rate was 6.91 BOB per US dollar as of January 1, 2025.

The adoption of the Amendments to IAS 21, 'The Effects of Changes in Foreign Exchange Rates' as of January 1, 2025 resulted in a negative impact of $70 million on remeasurement of monetary and non-monetary items and a negative translation into presentation currency (USD) effect of $118 million, totaling $188 million negative effect included in a single line item, titled "Adjustment on adoption of Amendment to IAS 21", in the Group's consolidated statements of changes in equity for the nine-month period ended September 30, 2025. By the end of 1H 2026, the Bolivian Government initiated the transition from the fixed exchange rate regime to a flexible, market-driven exchange rate regime with the Central Bank of Bolivia introducing a new methodology to determine the Official Exchange Rate and as a consequence, starting in Q3 2026, the Group considers the BOB as exchangeable and retook back the application of IAS21. The exchange rate resulting from the new regime was substantially consistent with the estimated exchange rate already applied by the Group.

II.	New and amended IFRS standards

The following new and amended IFRS Accounting Standards have been issued but are not yet effective. Their potential impact on the Group consolidated financial statements are currently being assessed by management:

◦	IFRS 18, 'Presentation and Disclosure in Financial Statements': IFRS 18 will replace IAS 1 and is effective for annual reporting periods beginning on or after January 1, 2027. Its aim is to improve the usefulness of information presented and disclosed in financial statements, giving investors more transparent and comparable information about companies' financial performance. The Group has been extensively progressing on its assessment of the principal impacts of IFRS 18 and expects that it will primarily affect the presentation and disclosure of financial information rather than the recognition and measurement of transactions and balances.

◦	IFRS 20, ‘Regulatory Assets and Regulatory Liabilities’: IFRS 20 will replace IFRS 14 and is effective for annual reporting periods beginning on or after January 1, 2029. Its aim is to improve the relevance, transparency and comparability of information about the effects of rate regulation by requiring entities to recognize regulatory assets and regulatory liabilities arising from timing differences created by regulatory agreements.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions or disposals for the nine-month period ended September 30, 2026

Colombia Acquisitions - UNE EPM remaining shares acquisition, Acquisition of Colombia Telecomunicaciones S.A. E.S.P. (Coltel)

Pursuant to the announcement on July 31, 2024, Millicom and Telefonica, on March 12, 2025, entered into a definitive agreement for the acquisition by Millicom of Telefonica’s controlling 67.5% equity stake in Coltel, subject to closing conditions including regulatory approvals. Millicom has also agreed to offer to purchase the remaining 32.5% of Coltel equity owned by La Nación and other investors at the same purchase price per share offered to Telefonica. See the following paragraph for further details on the "UNE EPM acquisition..

On January 27, 2026, Millicom was awarded 100% of Empresas Publicas de Medellin E.S.P.'s ("EPM") remaining shares in UNE EPM Telecomunicaciones S.A. (“UNE” or “Tigo Colombia”) following a successful bid in the public auction conducted by EPM. Millicom offered COP 418,741 per share, representing a total consideration of approximately COP 2.1 trillion (approximately $571 million). The transaction closed on January 29, 2026. As Millicom already controlled Tigo UNE and its subsidiaries prior to the transaction, the acquisition of EPM’s non-controlling interest was accounted for as an equity transaction within the Millicom Group. Accordingly, the consideration paid was recognized as a reduction of consolidated equity, with no impact on profit or loss, as disclosed in the 'condensed consolidated statements of changes in equity', resulting in a decrease in equity of $627 million.

On February 6, 2026, Millicom closed the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”) through a tender offer that was conducted in accordance with publicly disclosed terms, at a price of approximately $214.4 million (out of which $169 million were paid as of acquisition date). Following the completion of the transaction, the initial accounting for the business combination remains in progress and, accordingly, does not include expected remeasurement of intangible assets, such as spectrum, right of use assets / lease liabilities and PP&E which are part of the joint operations with Tigo Colombia (UT/UNIRED). The provisional fair values are still subject to a high degree of measurement uncertainty and might change as Millicom continues to obtain information about facts and circumstances that existed at the acquisition date. The measurement period will not exceed 12 months from the acquisition date. Any adjustments to the provisional amounts will be recognized retrospectively as if the accounting for the acquisition had been completed at the acquisition date, with a corresponding adjustment to the carrying amount of goodwill.

On April 27, 2026, Millicom completed the acquisition of the remaining 32.5% equity stake in Coltel formerly held by La Nación (following a share disposal sale carried out by the Government of Colombia). As Millicom already controlled Coltel and its subsidiaries prior to the transaction, the acquisition of Coltel’s non-controlling interest was accounted for as an equity transaction within the Millicom Group. Accordingly, the net consideration paid was recognized as a reduction of consolidated equity, with no impact on profit or loss, as disclosed in the 'condensed consolidated statements of changes in equity', resulting in a decrease in equity of $219 million.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

At acquisition date - February 6, 2026 Provisional fair values (100%) ($ millions)

Coltel	Provisional fair values (At acquisition date February 6, 2026) ($ millions)
Intangible assets (excluding goodwill) (*)	889
Property, plant and equipment	1,460
Right of use assets	515
Other non-current assets (*)	555
Current assets (excluding trade receivables and cash and cash equivalents )	296
Trade receivables	172
Cash and cash equivalents	23
Total assets acquired	3,911
Lease liabilities	515
Other debt and financing	1,424
Other liabilities	1,804
Total liabilities assumed	3,743
Fair value of assets acquired and liabilities assumed, net	168
(A) Fair value of assets acquired and liabilities assumed, net (67.5%)	113
(B) Purchase consideration (67.5%)	214
(C=B-A) Provisional goodwill arising on acquisition (*)	101

(*) Millicom is still working on Coltel's purchase accounting, with an update to the provisional purchase price allocation reported as of June 30, 2026. Such update shows an increase in PP&E of $51 million, a net increase in customer relationships/spectrum of $71 million, an increase both in RoU/Lease Liabilities of $45 million and an increase in other liabilities of $96 million (including related deferred tax impact) and net increase in working capital for $21 million. Variations are attributable to updates to key valuation assumptions and also related to accounting policy alignments (such as PP&E useful lives alignment, lease capitalization policy alignment). Net residual decrease of goodwill was $32 million).

The goodwill is attributable to the workforce and the future expected synergies and profitability of Coltel. It is currently not expected to be tax deductible. As from acquisition and for the period ended September 30, 2026, Coltel contributed $1,127 million of revenue and a net loss of $168 million to the Group. This net loss has been negatively impacted by approximately $71 million of recorded severance costs as Millicom carried out cost reduction projects, with a focus on efficiency after acquisition. If Coltel had been acquired on January 1, 2026, incremental revenue for the nine-month period would have been $132 million and incremental net loss for the same period of $34 million. Acquisition related costs included in the statement of income under operating expenses were approximately $16 million.

Acquisition of Telefónica’s Operation in Chile Jointly with NJJ

On February 10, 2026, Millicom through a joint vehicle, Celtel Chile, S. L. (owned by Millicom Spain, S.L. at 49% and NJJ Cactus SAS at 51%), completed the acquisition of 100% of the shares of Telefónica Moviles Chile, S.A., pursuant to a Share Purchase Agreement (SPA) executed at the same date. The closing consideration was $50 million paid in cash. The SPA provided for contingent consideration in the form of two earn-outs, up to $490 million, determined by formulas and procedures set out in the SPA, without recourse to Millicom. As of September 30, 2026, Celtel has an outstanding recognized liability measured at net present value of $110 million (with $130 million already paid by Celtel) funded by Celtel's external financial debt. In addition, under a Call Option Agreement signed at closing, Millicom has two 30-day windows following the fifth and sixth anniversaries of closing to acquire NJJ’s entire interest in Celtel Chile, S.L. at a price determined under the agreement’s valuation formulas; if Millicom does not exercise, NJJ obtains a subsequent 60-day option to acquire Millicom’s interest using the same pricing methodology. At inception, the call option was accounted for as a derivative instrument, and based on the valuation assumptions, its fair value was determined to be immaterial. The call option arrangements do not confer present joint control over Celtel Chile by Millicom.

Celtel and its subsidiaries meet the definition of an associate for Millicom. Millicom hence accounts them using the equity method. As of September 30, 2026, Celtel has only commenced the purchase price allocation process, remaining at an early stage. As a result, the provisional fair values are subject to a high degree of measurement uncertainty and might change as Celtel continues to obtain information about facts and circumstances that existed at the acquisition date. The measurement period will not exceed 12 months from the acquisition date. Any adjustments to the provisional amounts will be recognized retrospectively, as if the accounting for the acquisition had been completed at the acquisition date, with a consequent adjustment to the carrying amount of the investment. See also Note 8.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Agreement to sell MFS business in Paraguay

On January 5, 2026, Tigo Paraguay signed a Share Purchase Agreement ("SPA") to sell its Mobile Finance business ("MFS") in Paraguay (Mobile Cash Paraguay S.A. and Transcom S.A.) for a base price of $10 million, net of cash and debt but including a working capital required to operate (and a potential $7 million earn-out, contingent of SPA's conditions). During March, 2026 and October 2026, Tigo Paraguay has gathered the corresponding regulatory approvals. All assets and liabilities of our MFS business in Paraguay are classified as held for sale as of September 30, 2026 and their results have been removed from the results of continuing operations and are shown as a single line item on the face of the statement of comprehensive income under 'net result from discontinued operations', in accordance with IFRS 5. Comparative figures of the statement of income have been re-presented accordingly.

Acquisitions or disposals for the year ended December 31, 2025

Acquisition accounting: finalization of Uruguay ("Tigo Uruguay") and updates of Ecuador ("Tigo Ecuador")

Comparative restated figures as of December 31, 2025. including impacts of the finalization of the acquisition accounting for Tigo Uruguay and the updates on the provisional accounting for Tigo Ecuador, are shown below:

(in millions of U.S. dollars)	December 31, 2025 – As reported (Consolidated Statement of Financial Position)	Impact of the finalization of the Purchase Accounting of Tigo Uruguay	Impact of the updates of the Provisional Purchase Accounting of Tigo Ecuador	December 31, 2025 – As restated
ASSETS
Intangible assets	7,798	6	1	7,806
Property, plant and equipment	3,226	1	(9)	3,218
Right of use assets	2,346	(24)	(2)	2,321
Other non-current assets	123	1	72	196
Other Current assets (Including price adjustment for Ecuador as described below)	196	—	(30)	166
LIABILITIES
Non Current Lease liabilities	2,293	(20)	—	2,273
Current Lease liabilities	293	(3)	—	290
Other Non Current debt and financing	6,556	2	—	6,558
Current income tax liabilities	142	—	33	175
Deferred tax liabilities	149	6	—	155

The impact of the finalization of Uruguay's purchase accounting and the impact of the updates on Ecuador's purchase accounting on the 2025 Group statement of income are immaterial. Therefore, no adjustments were made in that respect on comparative figures.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Tigo Uruguay

On October 7, 2025, Millicom completed the acquisition of 100% of Telefonica Moviles del Uruguay S.A. (Movistar) after final regulatory approval, for an enterprise value of $440 million. In April 2026, Telefonica Moviles del Uruguay S.A. changed its name to Telemovil Uruguay S.A. As of September 30, 2026, Millicom has finalized the acquisition accounting and determined the fair values of Tigo Uruguay's identifiable assets and liabilities. Comparative figures as of December 31, 2025 have been restated accordingly. The finalization of the purchase accounting had the following effects at acquisition date:

Tigo Uruguay
At acquisition date - October 7, 2025 ($ millions)	Provisional fair values	Impact of the finalization of the Purchase Accounting of Uruguay	Final fair values
Intangible assets (excluding goodwill) (i)	203	24	227
Property, plant and equipment	120	1	121
Right of use assets (ii)	82	(24)	58
Other non-current assets	9	1	10
Current assets (excluding cash)	43	—	43
Trade receivables	24	—	24
Cash and cash equivalents	53	—	53
Total assets acquired	534	2	537
Lease liabilities	82	(23)	59
Other debt and financing	200	2	202
Other liabilities (i)	78	6	84
Total liabilities assumed	360	(15)	345
(A) Fair value of assets acquired and liabilities assumed, net	174	18	192
(B) Purchase consideration	301	—	301
(C=B-A) Goodwill arising on acquisition	127	(18)	109

(i) Variation attributable to an increase in the fair value of the customer relationship intangible asset, following updates to key valuation assumptions, deriving in a related increase in Deferred tax liability.

(ii) Mainly attributable to the finalization of the Right-of-Use and Lease liabilities remeasurement, as migrated to the Millicom Group's lease engine.

Tigo Ecuador

Millicom completed the acquisition of 100% of Telefónica’s telecommunications operations in Ecuador on October 30, 2025, after final regulatory approval, for an enterprise value of $380 million. As of September 30, 2026, the initial accounting for the business combination remains provisional but with an update to the initial purchase price allocation reported as of December 31, 2025 showing a decrease in the consideration for approximately $8 million (following post-closing reviews on price adjustment in accordance with the Share Purchase Agreement), an increase in the other assets value of approximately $34 million (mainly related to the recognition of indemnity assets and additional receivables in connection with arbitral proceedings), a decrease in the PP&E values of approximately $9 million (mainly related to useful lives policy alignment), an increase in other liabilities of $33 million (mainly related to the tax provisions reassessment, following IAS 37 and IFRS 3), and a decrease of $3 million in the fair value of the customer relationship intangible asset, following updates to key valuation assumptions. Provisional goodwill as of acquisition date is $4 million as a consequence of the above mentioned related net impact on goodwill after deferred tax.

As of September 30, 2026, the purchase acquisition accounting is still provisional in respect of certain elements of the purchase price allocation, principally relating to PP&E and Right-of-Use / Lease liabilities with any related adjustment to be recognised retrospectively as at the acquisition date, impacting goodwill. The measurement period under IFRS 3 ended on 30 October 2026 and as of the date of issuance of these financial statements, Millicom was in the process of finalizing the acquisition-date accounting for the above items as part of its October 2026 closing.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Lati Disposal - Lati Operations and other assets

On October 28, 2024, Millicom agreed to sell Lati International, S.A. and other assets encompassing a portfolio of more than 7,000 towers in Central America to SBA Communications Corp. We have also entered into other agreements including a 15-year leaseback for the sites, and a new build-to-suit agreement under which SBA will build up to 2,500 additional sites for Millicom in the same markets. In addition to the transactions with SBA, Millicom sold Lati Paraguay to Atis Group on June 3, 2025.

As further explained in our audited consolidated financial statements for the year ended December 31, 2025, gain on sale for the year ended December 31, 2025 of $741 million has been recognized under "Sale of Lati Operations" in the consolidated statement of income for the year ended December 31, 2025, while the gain share on the sale of assets from Tigo Honduras to Lati Honduras for approximately $50 million, has been recognized under "Share of Profit in Honduras joint venture" for the year ended December 31, 2025).

Following the closings with SBA, Tigo Guatemala signed a Master Lease Agreement amendment for the use of ground space on January 22, 2026. The amendment has a 15-year term and is for a total annual lease amount of approximately $13 million (resulting in the recognition of right-of use assets and lease liabilities for $118 million, together with new equipment dismantling provisions for $20 million). Concurrently, the termination of the prior lease agreements led to the derecognition of right-of-use assets by $68 million and lease liabilities by $74 million, with the net impact of $6 million recognized in other operating income (expenses), net line during the nine-month period ended September 30, 2026. In addition, the derecognition of tower dismantling provisions resulted in a gain of approximately $33 million (recognized also in other operating income (expenses), net line during the nine-month period ended September 30, 2026).

During the first quarter of 2025 and as part of the other assets portfolio sale described above, Tigo Nicaragua transferred most of the towers to SBA for a total gross consideration of approximately $49 million. The tower transfer qualified as a sale under IFRS 15. Under IFRS 16, Tigo Nicaragua recognized only the gain on the portion of rights transferred, for approximately $17 million, under ‘Other operating income (expenses), net for the nine-month period ended September 30, 2025’, since it continues to use a percentage of the towers economic benefit via the leaseback.

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Agreement to sell MFS business in Paraguay

Financial information relating to discontinued operations relate to our MFS business in Paraguay (see note 3). The figures shown below are after inter-company eliminations.

Results from Discontinued Operations ($ millions)	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Revenue	9	16	3	5
Cost of sales	(3)	(5)	(1)	(1)
Operating expenses	(5)	(4)	(2)	(1)
Depreciation and amortization	(1)	—	—	—
Other operating income (expenses), net	—	—	1	—
Operating profit	1	7	—	2
Profit before taxes	1	7	1	1
Net profit from discontinued operations	1	6	—	1

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

4. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

The Assets and liabilities held for sale relate principally to our MFS business in Paraguay and also to certain Property, plan and equipment in Colombia, detailed as follows:

Assets and liabilities reclassified as held for sale
September 30, 2026
Intangible assets, net	—
Property, plant and equipment, net	12
Other non-current assets	1
Other current assets	6
Restricted cash	16
Cash and cash equivalents	6
Total assets of disposal group held for sale	40
Non-current financial liabilities	1
Current liabilities	15
Total liabilities of disposal group held for sale	15
Net assets / book value	25

Cash flows from discontinued operations (in millions of U.S. dollars)	September 30, 2026	September 30, 2025
Net cash provided by operating activities	6	21
Net cash provided by (used in) investing activities	(1)	—
Net cash from (used in) financing activities	(7)	(18)
Net increase (decrease) in cash and cash equivalents	(2)	2

Colombia

As of December 31, 2025 assets held for sale amounts to $1 million (and relate to Property, plant and equipment, net from Tigo Colombia).

5. SEGMENT INFORMATION

As further detailed in note 1, Millicom operates in a single geographical region, Latin America, and more specifically in the following countries: Guatemala, Colombia, Panama, Honduras, Paraguay, El Salvador, Bolivia, Nicaragua, Costa Rica, Uruguay, Ecuador and Chile.

As further explained in the 2025 Group's Consolidated Financial Statements, the 'Chief Operating Decision Maker ("CODM") assesses performance and allocates resources, based on individual countries, which are also operating segments under IFRS 8. Following the recent acquisition of Coltel, the CODM assesses performance and allocates resources in Colombia separately for Tigo Colombia and Coltel, which are therefore presented as separate operating segments. In addition, the Honduras joint venture is reviewed by the CODM in a manner consistent with the Group’s controlled operations and accordingly presented as a separate operating segment at 100%. In the case of the Chile associate, discrete financial information on its operating results is available and regularly reviewed by Millicom's CODM for performance assessment and resources allocation, primarily for the purpose of assessing the ongoing investor–investee relationship due to its strategic significance. In accordance with IFRS 8 Operating Segments, this regular review by the CODM qualifies the Chile associate as an operating segment, and it is therefore presented as a separate operating segment at 100%. The amounts of the Honduras joint venture and the Chile associate are subsequently eliminated to reconcile to the Group consolidated results, as shown in the reconciliations below.

Management evaluates performance and makes decisions about allocating resources to the Group's operating segments based on financial measures, such as revenue, including service revenue, and Adjusted EBITDA. Capital expenditures are also a significant aspect for management and in the telecommunication industry as a whole. Management believes that service revenue and Adjusted EBITDA are essential financial indicators for the CODM and investors. These measures are particularly valuable for evaluating performance over time. Management utilizes service revenue and Adjusted EBITDA when making operational decisions, allocating resources, and conducting internal comparisons against historical performance and competitor benchmarks. Additionally, these metrics provide deeper insights into the Group's operating performance. Millicom's Nomination, Talent and Compensation Committee also employs service revenue and Adjusted EBITDA when assessing employees' performance and compensation, including that of the Group's executives. A reconciliation of service revenue to revenue and Adjusted EBITDA to profit before taxes is provided below.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

5. SEGMENT INFORMATION (Continued)

Following the above-mentioned changes in scope which took place during 1Q of 2026, the Group considers the following individual countries as reportable segments, with Ecuador being reported on separately to provide additional information to users of the financial statements, even though it does not meet the quantitative thresholds for reportable segments under IFRS 8. (and Bolivia no longer considered as a reportable segment following the application of IAS21 Amendments). Comparative information has been re-presented accordingly.

Revenue, Service revenue, Adjusted EBITDA, capital expenditures and other segment information for the years ended September 30, 2026, and 2025 are shown on the below:

Nine months ended September 30, 2026 (in millions of U.S. dollars)	Guatemala	Tigo Colombia	Coltel Colombia	Panama	Paraguay	Ecuador	Honduras (iv)	Chile (iv)	Other segments (v)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	1,145	1,339	1,038	526	502	336	457 (iv)	817	1,186	7,345	(1,300)	6,045
Telephone and equipment revenue	169	15	89	21	20	16	25	170	64	590	(195)	395
Revenue	1,314	1,354	1,127	547	522	353	482	987	1,249	7,936	(1,496)	6,440
Inter-segment revenue	7	—	1	2	4	—	3	—	18	35	n/a	n/a
Revenue from external customers	1,307	1,354	1,126	546	518	353	478	987	1,232	7,901	n/a	n/a
Adjusted EBITDA (ii)	737	550	409	280	292	170	248	209	590	3,485	(527)	2,958
Capital expenditures (iii)	115	177	101	50	43	31	54	91	143	804	(135)	669

(i)	Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

(ii)	Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, share of profit in Honduras joint venture and Chile associate and gains/losses on the disposal of fixed assets.

(iii)	Capital expenditures correspond to additions of property, plant and equipment, as well as operating intangible assets, excluding spectrum and licenses. The Group capital expenditure additions for the nine-month period ended September 30, 2026 and 2025 can be reconciled with notes 9 and 10 for amounts of $598 million and $71 million respectively (2025: $407 million and $40 million, respectively).

(iv)	Honduras joint venture and Chile associate are equity-accounted investees .

(v)	Includes our operations in El Salvador, Nicaragua, Costa Rica, Uruguay and Bolivia.

(vi)	Includes intercompany eliminations, unallocated items and equity-accounted investees (Honduras joint venture and Chile associate).

Nine months ended September 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia Tigo	Panama	Paraguay(*)	Honduras (iv)	Other segments (v) (**)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	1,073	1,037	512	390	440	895	4,347	(459)	3,888
Telephone and equipment revenue	166	18	24	13	22	41	285	(22)	262
Revenue	1,239	1,056	536	403	462	936	4,632	(482)	4,150
Inter-segment revenue	6	1	1	4	3	10	26	n/a	n/a
Revenue from external customers	1,233	1,055	534	399	459	926	4,605	n/a	n/a
Adjusted EBITDA (ii)	687	430	277	206	234	433	2,267	(304)	1,964
Capital expenditures (iii)	102	138	56	36	50	114	496	(48)	447

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

5. SEGMENT INFORMATION (Continued)

Three months ended September 30, 2026 (in millions of U.S. dollars)	Guatemala	Tigo Colombia	Coltel Colombia	Panama	Paraguay	Ecuador	Honduras (iv)	Chile (iv)	Other segments (v)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue (i)	392	491	417	179	175	114	154	305	386	2,614	(469)	2,145
Telephone and equipment revenue	55	6	31	7	9	5	9	58	21	198	(67)	131
Revenue	446	497	448	186	184	118	163	363	407	2,812	(536)	2,276
Inter-segment revenue	2	—	—	—	1	—	1	—	6	12	n/a	n/a
Revenue from external customers	444	497	448	185	182	118	162	363	400	2,800	n/a	n/a
Adjusted EBITDA (ii)	255	214	204	96	101	57	85	119	194	1,324	(232)	1,092
Capital expenditures (iii)	39	55	48	15	19	15	14	38	51	293	(50)	243

Three months ended September 30, 2025 (in millions of U.S. dollars)	Guatemala	Colombia Tigo	Panama	Paraguay (*)	Honduras (iv)	Other segments (v) (**)	Total segments	Inter-segment and other eliminations (vi)	Total Group
Service revenue	366	364	170	138	147	300	1,486	(153)	1,332
Telephone and equipment revenue	52	5	8	5	7	13	90	(7)	83
Revenue	418	370	178	143	154	314	1,576	(160)	1,415
Inter-segment revenue	2	—	—	1	1	4	9	n/a	n/a
Revenue from external customers	416	369	178	141	153	310	1,566	n/a	n/a
Adjusted EBITDA (ii)	236	161	93	74	80	150	793	(101)	693
Capital expenditures (iii)	32	56	21	14	21	35	179	(18)	161

(*) Re-presented for discontinued operations (see note 4).

(**) Re-presented for 'Other Segments' category, including Bolivia.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations:

$ millions	Timing of revenue recognition	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Mobile Services	Over time	3,668	2,316	1,303	796
Cable and other fixed services	Over time	2,283	1,501	806	512
Other	Over time	94	70	36	25
Service Revenue		6,045	3,888	2,145	1,332
Telephone and equipment	Point in time	395	262	131	83
Revenue from contracts with customers		6,440	4,150	2,276	1,415

Reconciliation of Adjusted EBITDA for reportable segments to the Group's profit before taxes from continuing operations:

(US$ millions)	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Adjusted EBITDA for reportable segments	3,485	2,267	1,324	793
Depreciation	(1,155)	(677)	(389)	(235)
Amortization	(334)	(233)	(115)	(81)
Share of loss/profit in Honduras joint venture and Chile associate	11	40	14	14
Other operating income (expenses), net	(2)	69	(2)	(3)
Interest and other financial expenses	(868)	(507)	(328)	(173)
Interest and other financial income	37	16	13	11
Sale of Lati Operations (see note 4)	—	742	—	138
Other non-operating (expenses) income, net	(72)	(68)	(71)	(77)
Profit (loss) from other joint ventures and associates, net	(4)	1	(2)	1
Honduras joint venture and Chile associate	(457)	(234)	(204)	(80)
Unallocated expenses and other reconciling items (i)	(70)	(69)	(28)	(21)
Profit before taxes from continuing operations	571	1,346	213	288

(i) The unallocated expenses are primarily related to centrally managed costs.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Change in fair value of derivatives (see note 12)	(61)	(9)	(14)	(7)
Exchange gains (losses), net	86	48	37	46
Other non-operating income (expenses) (see note 13)	(97)	(108)	(94)	(116)
Total	(72)	(68)	(71)	(77)

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE

A.	Shareholder remuneration policy

On November 29, 2024, Millicom's Board approved an interim dividend of $1.00 per share (or its equivalent in SEK per SDR) for approximately $172 million paid on January 10, 2025.

On 14 January, 2025, Millicom's Board announced the approval of a new shareholder remuneration policy under which it proposes to resume regular cash dividends sustaining or growing cash dividends every year while maintaining a prudent capital structure. Following the above mentioned announcements:

1.	On February 26, 2025, Millicom's Board approved an additional interim dividend, of $0.75/share paid on 15 April 2025.

2.	On May 21, 2025, the Annual General Meeting of shareholders (following Board's proposal) approved, a dividend of $3.00 per share , payable in four equal quarterly installments: $0.75 per share on 15 July, 2025; $0.75 per share on 15 October, 2025: $0.75 per share on 15 January, 2026; and $0.75 per share on 15 April, 2026.

3.	On August 6, 2025, Millicom's Board approved an additional interim dividend of $2.50 per share, payable in two equal installments of $1.25 per share, on October 15, 2025 and April 15, 2026.

On May 20, 2026, the Annual General Meeting of shareholders (following Board's proposal) approved a dividend of $3.00 per share payable in four equal quarterly installments: $0.75/share in July, 2026; $0.75/ share in October, 2026: $0.75/share in January, 2027 and; $0.75/share in April, 2027.

On August 5, 2026, Millicom's Board approved an interim dividend of $1.50 per share. The dividend will be distributed in two equal installments of $0.75 per share, on January 15, 2027 and April 15, 2027.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

7. SHAREHOLDER REMUNERATION POLICY AND EARNINGS PER COMMON SHARE (Continued)

Earning per common share

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Basic and Diluted
Net profit attributable to equity holders from continuing operations	315	1,058	97	194
Net profit attributable to equity holders from discontinued operations	1	6	—	1
Net profit attributable to all equity holders to determine the profit per share	316	1,064	98	195

in thousands
Weighted average number of ordinary shares for basic earnings per share	167,560	167,722	167,717	166,915
Effect of dilutive share-based compensation plans	294	743	294	773
Weighted average number of ordinary shares (excluding treasury shares) adjusted for the effect of dilution (i)	167,854	168,465	168,011	167,688

in US dollar
Basic
Earnings per common share for profit from continuing operations attributable to owners of the Company	1.88	6.31	0.58	1.16
Earnings per common share for profit from discontinued operations attributable to owners of the Company	0.01	0.04	—	0.01
Earnings per common share for profit for the period attributable to owners of the Company	1.88	6.35	0.58	1.17
Diluted
Earnings per common share for profit from continuing operations attributable to owners of the Company	1.87	6.28	0.58	1.16
Earnings per common share for profit from discontinued operations attributable to owners of the Company	0.01	0.04	—	0.01
Earnings per common share for profit for the period attributable to owners of the Company	1.88	6.32	0.58	1.16

(i) For the purpose of calculating the diluted earnings per common share, the weighted average outstanding shares used for the basic earnings per common share were increased only by the portion of the shares which have a dilutive effect on the earnings per common share.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

8. JOINT ARRANGEMENTS AND MAIN ASSOCIATES

Tigo Honduras

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures. Our investments in joint ventures is comprised solely of Honduras.

At September 30, 2026, the net assets of our joint venture in Honduras totaled $333 million (December 31, 2025: $426 million). Out of these net assets, $4 million (December 31, 2025: $3 million) represent statutory reserves that are unavailable to be distributed to the Group. These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). During the three-month period ended September 30, 2026, Millicom's joint venture in Honduras repatriated cash of $79 million under different forms (September 30, 2025: $69 million).

At September 30, 2026, Millicom had $184 million payable to Honduras joint venture which were mainly comprised of advances and cash pool balances (December 31, 2025: $192 million). In addition, as of September 30, 2026, Millicom had a total receivable from Honduras joint venture of $20 million, (December 31, 2025: $19 million) mainly corresponding to other operating receivables.

The table below summarizes the movements for the period in respect of the Honduras joint venture's carrying value:

in millions of U.S. dollars	2026
Honduras
Opening Balance at January 1, 2026	583
Millicom's share of the results for the period	38
Dividends declared during the period	(91)
Currency exchange differences	(14)
Closing Balance at September 30, 2026	516

UNIRED and UT

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Those parties are called joint operators. Millicom and Telefonica had joint control of UNIRED and UT until the acquisition of Coltel (date as from which the Millicom Group began consolidating UNIRED and UT in full; see Note 3 for further reference).

During the first quarter of 2025, Tigo Colombia derecognised right-of-use assets and liabilities amounting to $71 million and $104 million, respectively, in connection with lease agreements previously classified as assets held for sale in fourth quarter of 2024. These lease agreements were transferred to UNIRED, the entity that had already assumed the role of lessee under the respective contracts. The net impact of the derecognition resulted in a gain of $33 million, which was recognized in the consolidated statement of profit or loss under ‘Other operating income (expenses), net' for the period ended September 30, 2025. Additionally, the Tigo Colombia terminated certain lease agreements with deferred gains of $15 million as of December 31, 2024. These gains were accelerated and recognized in full in Q1 2025 within the same line item.

Tigo Chile

As previously explained in Note 3, NJJ and Millicom, through a joint vehicle, Celtel, completed on February 10, 2026, the acquisition of Telefónica Moviles Chile, S.A. ("Tigo Chile"). Millicom has significant influence over Tigo Chile holding 49% of shareholding. The Group accounts for associates in the same way as it accounts for joint ventures, that is, using the equity method. The table below summarizes the movements for the period in respect of the Chile associate's carrying value:

in millions of U.S. dollars	2026
Chile
Opening Balance at February 10, 2026	25
Millicom shareholding contribution	2
Millicom's share of the results for the period	(27)
Closing Balance at September 30, 2026	—

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

8. JOINT ARRANGEMENTS AND MAIN ASSOCIATES (Continued)

During the period ended September 30, 2026, Tigo Chile carried out cost reduction projects with a focus on efficiency after acquisition with severance expenses related to this plan of approximately CLP 84,287 million (approximately $95 million). Following IAS 28, the unrecognized losses of Tigo Chile as of September 30, 2026 at Millicom's share amount to $41 million as they exceed Millicom's interest in Tigo Chile.

9. PROPERTY, PLANT AND EQUIPMENT

During the period ended September 30, 2026, Millicom added property, plant and equipment for $598 million (September 30, 2025: $407 million) and received $1 million from disposal of property, plant and equipment (September 30, 2025: $73 million including $49 million from the tower sale and leaseback transaction between Tigo Nicaragua and SBA, as detailed in note 3).

10. INTANGIBLE ASSETS

During the period ended September 30, 2026, Millicom added intangible assets for $128 million of which $57 million related to spectrum and licenses (mostly attributable to frequency charges costs to the 700MHz and 3,500 MHz bands in Ecuador and to additional spectrum in Tigo Paraguay on AWS and 100 MHz in the 2.3 GHz band for 5G services), and $71 million to additions of other intangible assets (September 30, 2025: $67 million of intangible assets out of which $27 million related to spectrum and licenses mostly attributable to the 10 MHz spectrum in the 1900 MHz band awarded to Tigo Panama; and $40 million to additions of other intangible assets). During the period ended September 30, 2026 and September 30, 2025, Millicom did not receive any proceeds from disposal of intangible assets.

11. FINANCIAL OBLIGATIONS

A. Debt and financing

The most material movements in debt and financing for the period ended September 30, 2026 were as follows. When applicable, local currency amounts are translated in USD using the exchange rate at the time of occurrence.

Bolivia

In June 2026, Tigo Bolivia issued a new-7-year BOB bond at a nominal fixed rate of 9.8% for approximately BOB 87 million (approximately $9 million). Additionally, in August 2026 Tigo Bolivia issued a new seven-year BOB bond at a nominal fixed rate of 9.8% for approximately BOB 87 million (approximately $7 million) and repaid at maturity its 5% bond formerly listed on the Bolivia Stock Exchange including accrued interest for BOB 181 million (approximately $15 million).

In July 2026, Tigo Bolivia entered into five different local bank loans (three with a one-year term and two with a five-year term) with Banco de Credito de Bolivia, Banco Nacional de Bolivia and Banco BISA, adding an aggregate amount of approximately BOB 440 million (approximately $42 million). In August and September 2026, Tigo Bolivia entered into three additional local bank loans (two with a one-year term and the other with a three-to-four year term) for an aggregate amount of BOB 193 million (approximately $17 million). During July to September 2026, Tigo Bolivia repaid approximately BOB 152 million (approximately $14 million) of the outstanding credit facilities denominated in BOB with different local banks.

Colombia

On March 11, 2026, Tigo Colombia executed a variable four-year term loan with Davivienda Bank, for an amount of COP 220,000 million. For the period ended September 30, 2026 , Tigo Colombia partially repurchased its UNE Bond 3 (tranche B) for COP 35,250 million originally due in May 2026 and redeemed the outstanding amount of Tranch B of its COP bond issued in 2016 at par plus accrued and unpaid interest, for an approximate amount of COP215.000 million (approximately $58 million), originally becoming due in May 2026.

During March 2026 and May 2026, Coltel executed two new one-year variable loans with JP Morgan each for an amount of COP70,000 million (approximately $38 million in aggregate). On April 13, 2026, Coltel entered into a one-year new bridge facility with Banco Santander for an amount of $100 million at variable rate. Coltel used these funds to repay the $100 million facility with HSBC, with April 17, 2026 as original maturity date. Additionally in June 2026 Coltel entered into a new 3-year variable loan facility with BTG Pactual Colombia S.A. for COP170,000 million (approximately $49 million), a new 3-year variable loan facility with Bancolombia for COP820,000 million (approximately $237 million) and a new 1-year variable loan facility with Banco AV Villas for COP29,000 million (approximately $8 million).

In July 2026, Coltel repaid approximately $102 million of the outstanding credit facilities denominated in COP and U.S. dollars with Banco de Occidente, Bladex and J.P. Morgan.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

11. FINANCIAL OBLIGATIONS (continued)

In August 2026 Coltel entered into two new 3-year variable loans with Banco Davivienda and DaviBank for an amount of COP 245.000 million (approximately $77 million) and COP54,500 (approximately $17 million), respectively. Funds were primary used to repay the loan with Bank Nova Scotia for an amount of COP 272.000 million, including interests accrued (approximately $87 million).

Corporate

On March 27, 2026, Millicom executed a new 8-year COP-USD linked Private Bond issuance for COP 370,000 million at fixed rate subscribed by Inter-American Development Bank (IDB) and Proparco.

On April 14, 2026, Millicom completed an $87.5 million aggregate principal amount reopening of its 7.375% Senior Notes due 2032 (the “Additional Notes”) in a Regulation S only private placement that is exempt from the registration requirements of the U.S. Securities Act of 1933., as amended (the “Securities Act”) to Banco General, S.A. The Additional Notes have been admitted to trading on the Luxembourg Stock Exchange Euro MTF market.

Guatemala

On February 18, 2026 and on March 17, 2026, Tigo Guatemala executed two variable (one with a five-year term and the other with a six-year term) bank credit loans with Banco GYT Continental and Banco Agricola Mercantil for an amount of GTQ 400 million each.

Panama

In August 2026, Tigo Panama fully repaid the loan with The Bank of Nova Scotia for $75 million and entered into a new 6-year loan agreement with BAC International for an equivalent amount.

Paraguay

On April 29, 2026, Tigo Paraguay redeemed all of its 5.875% Senior Unsecured Notes due 2027 (the “Notes”) at par plus accrued and unpaid interest, for an aggregate principal amount of approximately $139.7 million.

In September 2026, Tigo Paraguay executed a bond redemption for PYG 98 billion with Bolsa de Valores y Productos de Asunción Sociedad Anónima (approximately $17 million). Additionally, during 3Q 2026, Tigo Paraguay repaid approximately PYG88 billion (approximately $15 million) of the outstanding credit facilities denominated in PYG with different local banks.

B. Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at September 30, 2026	As at December 31, 2025
Due within:
One year	872	329
One-two years	986	697
Two-three years	1,947	1,047
Three-four years	1,601	1,025
Four-five years	1,147	1,014
After five years	2,094	2,773
Total debt and financing	8,648	6,887

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Nine months ended September 30, 2026	Nine months ended September 30, 2025	Three months ended September 30, 2026	Three months ended September 30, 2025
Interest expense on bonds and bank financing	(472)	(296)	(173)	(104)
Interest expense on leases	(232)	(124)	(87)	(44)
Others	(164)	(88)	(68)	(26)
Total interest and other financial expenses	(868)	(508)	(328)	(173)

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

12. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at September 30, 2026 and December 31, 2025:

in millions of U.S. dollars	Carrying value		Fair value (i)
	As at September 30, 2026	As at December 31, 2025	As at September 30, 2026	As at December 31, 2025
Debt and financing	8,648	6,887	8,628	6,672

(i)       Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

MIC SA entered into swap contracts in order to hedge the foreign currency risk in relation to the 2027 SEK 2.2 billion bond (approximately $252 million, using the exchange rate at the time of the issuance of this bond) issued in January 2022 with maturity date January 2027. As of September 30, 2026 Coltel has swaps contracts to hedge the foreign currency risk in relation to a $500 million bond issued in 2020 and to a $70 million bank loan raised in 2024.

In January 2023, MIC S.A. also entered into two currency swap agreements to hedge an intercompany receivable of COP 206 billion (approximately $41 million) owed by Tigo-UNE. On January 5 ,2026, the mentioned swaps expired, in accordance with their maturity dates. During the period ended September 30, 2026, Tigo Colombia and Tigo Paraguay entered into short-term forwards in order to hedge foreign currency risk of USD denominated expected obligations. As of September 30, 2026, Coltel has current and non-current non-delivery forwards in order to hedge foreign currency risk of USD denominated expected obligations.

The net fair value, including Coltel's acquisition, of the aforementioned swaps/forwards amounts to a liability of $183 million as of September 30, 2026 (December 31, 2025: a liability of $23 million).

Interest rate swaps, currency swaps and forwards are measured with reference to Level 2 of the fair value hierarchy.

There are no other derivative financial instruments with a material fair value at September 30, 2026.

13. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Group is contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of September 30, 2026, the total amount of claims brought against MIC SA and its subsidiaries is $217 million mainly as explained in the next paragraphs (December 31, 2025: $146 million). The Group's share of the comparable exposure for its joint venture in Honduras and Chile associate is $12 million (December 31, 2025: $3 million).

As at September 30, 2026, $91 million has been provisioned by the Group for these claims and risks in the unaudited interim condensed consolidated statement of financial position (December 31, 2025: $37 million). The Group's share of provisions made by the joint venture and the associate was $9 million (December 31, 2025: $1 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and results of operations.

During the period, the Millicom Group entered into settlement agreements with four former executives of the Group's Guatemala operations ("Tigo Guatemala") in relation to the previously disclosed legal claims against Tigo Guatemala. The agreements fully resolved all pending litigations and claims involving these parties. In relation to this settlement, as of September 30, 2026, Millicom recognized an expense of $99 million, presented within Other non-operating (expenses) income, net in the Statement of Income. Of this amount, $31 million was paid during the quarter, while $68 million remained outstanding and is payable over the period of seven years.

Taxation

At September 30, 2026, the tax risks exposure of the Group's subsidiaries is estimated at $378 million, for which provisions of $60 million have been recorded in tax liabilities; representing management's assessment of the probable cash outflow of eventual claims including those related to acquisitions as explained in Note 3 (December 31, 2025: $376 million of which provisions of $32 million were recorded). The Group's share of comparable tax exposure in its joint venture and associates amounts to $195 million (December 31, 2025: $160 million) for which provisions of $8 million (December 31, 2025: $8 million), were made.

Unaudited Interim Condensed Consolidated Financial Statements for the nine-month period ended September 30, 2026

13. COMMITMENTS AND CONTINGENCIES (continued)

Capital commitments

At September 30, 2026, the Group had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $384 million of which $367 million are due within one year (December 31, 2025: $305 million of which $280 million are due within one year). The Group’s share of commitments in its Honduras joint venture and Chile associate is $47 million of which $47 million are due within one year (December 31, 2025: $31 million out of which $31 million are due within one year). Additionally, the Group's share of commitments in the UNIRED joint operation was $16 million for December 31, 2025.

14. RESTRUCTURING COSTS

Voluntary retirement and severance plans

In April, 2026, Tigo Colombia conducted a voluntary retirement plan for its employees with severance expenses related to this plan of approximately COP95,000 million (approximately $26 million). Between July and September 2026, further Tigo Colombia employees accepted this voluntary retirement plan, resulting in an additional severance expense of approximately COP44,000 (approximately $14 million).

In March 2026, Coltel carried out cost reduction projects with a focus on efficiency after acquisition with severance expenses related to this plan of approximately COP240,000 million (approximately $65 million). Between August and September 2026, further cost reductions projects were in place, resulting in an additional severance expense of approximately COP18,000 (approximately $6 million).

15. IMPAIRMENT IN COSTA RICA

During the nine-months ended September 30, 2026, the Group recorded a goodwill impairment charge of approximately $32 million for its Costa Rica cash-generating unit (CGU) following an IAS 36 impairment test triggered by continued underperformance and a revised business outlook. The charge, recognized in Other operating income (expenses), net, was driven by lower projected future cash flows based on updated revenue growth, margin, and long-term market assumptions.

Following the impairment recognized during the period, the Costa Rica CGU continues to include goodwill of approximately $123 million, as of September 30, 2026 . Management will continue to monitor the CGU's performance and market conditions.

16. SUBSEQUENT EVENTS

Financing

Coltel: On October 15, 2026, Coltel entered into a new loan with BTG Pactual for COP 40,000 million (approximately $12.5 million) and also made a partial prepayment of $12.5 million of its loan with Banco Santander.

Additional incentive plan

In October 2026, Millicom communicated an additional incentive plan for senior management contingent upon achieving annual Equity Free Cash Flow of $2 billion. The plan provides for aggregate incentive compensation of approximately $50 million upon achieving this target in the medium term, with accelerated and potentially higher payouts if the milestone is achieved earlier.

Item 2

Luxembourg, November 5, 2026

Millicom (Tigo) Q3 2026 Earnings Release

Q3 2026 Highlights*

•	Revenue $2.28 billion, up 60.8% year-on-year and 4.8% organically

•	Operating profit $600 million, and Adjusted EBITDA of $1.09 billion, up 57.7% year-on-year

•	Net profit attributable to company owners of $98 million

•	Equity free cash flow of $316 million, up 27.1% year-on-year

•	Leverage decreased to 2.53x including the acquisitions in Colombia, Ecuador and Uruguay

•	Following the AGM, we established a May-to-May dividend cycle of $0.75 per share per quarter and subsequently increased the January and April 2027 dividend payments by an additional $0.75 per share.

Financial highlights ($ millions)	Q3 2026	Q3 2025	Change %	Organic % Change	9M 2026	9M 2025	Change %	Organic % Change
Revenue	2,276	1,415	60.8%	4.8%	6,440	4,150	55.2%	4.4%
Operating Profit	600	388	54.8%		1,478	1,163	27.1%
Net Profit attributable to company owners	98	195	(49.9)%		316	1,064	(70.3)%
Non-IFRS measures (*)
Service Revenue	2,145	1,332	61.0%	5.4%	6,045	3,888	55.5%	5.3%
Adjusted EBITDA	1,092	693	57.7%	7.7%	2,958	1,964	50.6%	8.8%
Capex	243	161	51.0%		669	447	49.6%
Operating Cash Flow (OCF)	849	532	59.7%		2,289	1,516	50.9%
Equity free cash flow (EFCF)**	316	248	27.1%		867	601	44.3%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.** EFCF excluding proceeds from disposals.

Millicom Chief Executive Officer Marcelo Benitez commented:

“We delivered another strong quarter, driven by solid execution and the commitment of our teams across Latin America. Our Double-E strategy is working: delivering a better customer Experience while operating more Efficiently, driving sustainable growth, stronger profitability, and cash flow generation.

Our Customers are at the center of our efforts, which is why we continue investing in our networks to improve coverage, capacity, and quality. At the same time, our prepaid-to-postpaid migration strategy is helping customers stay connected for more days each month, with larger allowances and greater predictability. Customers benefit from a better experience, while we build stronger relationships, improve loyalty, and grow ARPU.

We are also executing a clear more-for-more pricing strategy. When customers pay a little more, they get more in return: more data, better services, and greater value. This is how we believe sustainable growth should work. In Home, we are following the same principle, focusing on delivering greater value and a better experience rather than simply growing subscriber numbers.

This quarter was also marked by the earthquakes in Colombia and Panama. We are deeply saddened by the loss of an employee and a contractor in Colombia, and our thoughts are with their families and loved ones. I want to thank our teams in both countries for their resilience and commitment during these difficult moments.

1

Against this backdrop, our teams continued to execute effectively and delivered strong financial performance. Service revenue reached $2.14 billion, while adjusted EBITDA was $1.09 billion, reflecting operating leverage and cost discipline. Importantly, we continued to generate strong equity free cash flow of $316 million during the quarter, bringing year-to-date EFCF to $867 million keeping us firmly on track to achieve our full-year guidance of around $1.1 billion.

Our priorities remain unchanged: invest in our networks, deliver a superior customer experience, operate with maximum efficiency, and generate sustainable growth and strong cash flow. We know what works, we know how to execute, and we have a great team to keep moving forward.”

2026 Financial Targets

Millicom maintains its full-year 2026 EFCF of around $1.1 billion. Based on current operations, acquisitions completed to date, and expected cash flow generation, the Company remains on track toward its previously communicated year-end leverage target of below 2.5x.

2

Earnings Release Q3 2026

Group Quarterly Financial Review - Q3 2026

Income statement data (IFRS)	Q3 2026	Q3 2025	% change	9M 2026	9M 2025	% change
$ millions (except where noted otherwise)
Revenue	2,276	1,415	60.8%	6,440	4,150	55.2%
Equipment, programming and other direct costs	(537)	(312)	(72.4)%	(1,555)	(940)	(65.5)%
Operating expenses	(647)	(411)	(57.4)%	(1,928)	(1,247)	(54.6)%
Depreciation	(389)	(235)	(65.5)%	(1,155)	(677)	(70.7)%
Amortization	(115)	(81)	(41.5)%	(334)	(233)	(43.2)%
Share of profit (loss) in Honduras joint venture and Chile associate	14	14	1.1%	11	40	(72.2)%
Other operating income (expenses), net	(2)	(3)	11.9%	(2)	69	NM
Operating profit	600	388	54.8%	1,478	1,163	27.1%
Net financial expenses	(314)	(162)	(94.3)%	(831)	(491)	(69.2)%
Sale of Lati Operations	—	138	NM	—	742	NM
Other non-operating income, (expense) net	(71)	(77)	7.9%	(72)	(68)	(5.9)%
Gains from other JVs and associates, net	(2)	1	NM	(4)	1	NM
Profit before tax	213	288	(25.8)%	571	1,346	(57.6)%
Net tax expense	(115)	(85)	(36.5)%	(298)	(257)	(16.1)%
Non-controlling interests	(1)	(9)	92.7%	41	(32)	NM
Profit from discontinued operations	—	1	(65.1)%	1	6	(82.1)%
Net profit attributable to company owners	98	195	(49.9)%	316	1,064	(70.3)%
Weighted average shares outstanding (millions)	167.72	166.91	0.5%	167.56	167.72	(0.1)%
EPS ($ per share)	0.58	1.17	(50.1)%	1.88	6.35	(70.3)%

Revenue increased 60.8% year over year in Q3 2026, driven by inorganic growth from the Coltel acquisition, expansion into Ecuador and Uruguay, favorable currency effects, and sustained commercial strength across our Mobile, Home, and B2B businesses. Mobile revenue growth was supported by effective customer migration to higher-value postpaid plans, while Home revenue benefited from strong uptake of FIFA World Cup content and related subscriber growth.

Equipment, programming and other direct costs increased 72.4% year-on-year, primarily driven by the Coltel acquisition and the addition of Ecuador and Uruguay. The increase also reflects higher bad debt expense and World Cup-related programming and operating costs.

Operating expenses increased 57.4% year-on-year, reflecting the integration of operations in Colombia including $20 million in related restructuring charges as well as the addition of Ecuador and Uruguay.

Depreciation and amortization increased 65.5% and 41.5%, respectively, primarily driven by the acquisition of Coltel in Colombia, the expansion of our consolidation perimeter to include Ecuador and Uruguay, and the appreciation of local currencies against the U.S. dollar.

Share of profit (loss) in Honduras joint venture and Chile associate was $14 million mainly reflecting our share of profits in the Honduras Joint Venture. Other operating expenses were $2 million for the quarter. As a result of the above effects, operating profit increased 54.8% year-on-year to $600 million.

3

Earnings Release Q3 2026

Net financial expenses increased $153 million year-over-year to $314 million, driven by higher interest and lease expenses, as a result of inorganic growth and the Lati infrastructure deal.

Sale of Lati operations of $138 million reflects the gross impact of the partial closing of the Lati infrastructure deal with SBA and Atis Group during Q3 2025.

Other non-operating expenses, net, totaled $71 million expense, primarily reflecting a settlement agreement resolving all pending material litigations and claims in Guatemala brought by former employees of Tigo Guatemala.

Net tax expense increased year-over-year to $115 million, mostly driven by the expansion of the business perimeter as well as an increase in profitability.

Non-controlling interests' share of net loss totaled $1 million in Q3 2026, reflecting the portion of gains attributable to non-controlling shareholders in certain Colombian operations. This compares to a $9 million loss in Q3 2025, reflecting EPM's share of gains in the Colombian operation.

As a result of the above operating performance, net profit attributable to owners of the company, was $98 million, or $0.58 per share, based on 167.72 million weighted average shares outstanding in Q3 2026.

4

Earnings Release Q3 2026

Cash Flow

Cash flow data* ($ millions)	Q3 2026	Q3 2025	% change	9M 2026	9M 2025	% change
Adjusted EBITDA from continuing operations	1,092	693	57.7%	2,958	1,964	50.6%
Adjusted EBITDA from discontinued operations	1	2	(64.4)%	2	8	(77.6)%
Adjusted EBITDA including discontinued operations	1,093	695	57.3%	2,960	1,971	50.1%
Cash capex (excluding spectrum and licenses)	(263)	(172)	(52.9)%	(757)	(487)	(55.4)%
Spectrum paid	(67)	(21)	NM	(207)	(62)	NM
Changes in working capital	(7)	(18)	59.2%	10	(74)	114.1%
Other non-cash items	1	3	(55.8)%	3	12	(74.6)%
Taxes paid	(106)	(64)	(65.1)%	(306)	(236)	(29.3)%
Operating free cash flow	651	422	54.2%	1,703	1,123	51.7%
Finance charges paid, net	(175)	(108)	(62.3)%	(432)	(297)	(45.6)%
Lease payments, net	(182)	(94)	(94.3)%	(483)	(258)	(87.3)%
Free cash flow	294	221	33.1%	788	569	38.6%
Repatriation from joint ventures and associates	22	22	(1.2)%	79	69	14.7%
Equity free cash flow	316	243	29.9%	867	638	36.0%
Less: Proceeds from tower disposals, net of taxes	—	(5)	NM	—	37	NM
Equity free cash flow - ex divestitures, net	316	248	27.1%	867	601	44.3%

* See page 12 for a description of non-IFRS measures.

Equity Free Cash Flow (EFCF) in Q3 2026 was $316 million, compared to $243 million in Q3 2025. The increase in EFCF over the past year is explained primarily by the following items:

Positives:

•	$398 million increase in Adjusted EBITDA, mainly supported by portfolio expansion and strong operational leverage associated with top line growth, alongside favorable foreign exchange impacts.

Detractors:

•	$91 million increase in capex paid mainly due to higher capex execution due to the perimeter expansion, Colombia's market consolidation and an increase in leased mobile handsets under our customer device leasing program.

•	$89 million increase in lease payments due to the perimeter expansion and Lati infrastructure deal.

•	$67 million year-on-year increase in financial expenses mainly attributable to perimeter expansion and the related financing costs

•	$46 million increase in spectrum payments mainly attributable to spectrum-related expenditures in Colombia from 700MHz and 1900MHz licenses as well as 5G and AWS spectrum charges in Paraguay.

•	$42 million increase in taxes paid largely resulting from the contribution of newly acquired businesses to the group's tax profile and an increase in profitability.

5

Earnings Release Q3 2026

Debt

During Q3 2026, gross debt was stable at $8.6 billion as of September 30, 2026, when compared to June 30, 2026 as new debt issuances during the quarter were largely offset by scheduled repayments and refinancing.

As of September 30, 2026, 61% of gross debt was denominated in local currency1. Fixed-rate2 debt represented 56% of our total debt, compared with 70% at year-end 2025, primarily reflecting the addition of Coltel's variable-rate debt. The average debt maturity was 3.5 years. Approximately 70% of gross debt was held at our operating entities, while the remaining 30% was held at the corporate level. The average interest rate on our debt was 8.3%. On our dollar-denominated debt3, the average interest rate was 5.7% with an average maturity of 3.7 years.

Cash totaled $848 million as of September 30, 2026, compared to $861 million as of June 30, 2026, with approximately 78% held in U.S. dollars. Net debt* was $8.0 billion as of September 30, 2026, essentially unchanged from the prior quarter, as EFCF generation of $316 million was largely offset by a $126 million dividend payment as well as foreign exchange rate impacts related to the appreciation of local currency denominated debt. As a result, leverage* improved to 2.53x at quarter end, compared to 2.73x as of June 30, 2026.

($ millions)	September 30, 2026	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025
USD Debt	3,372	3,400	3,379	3,293	3,319
Local Currency Debt	5,276	5,342	5,246	3,592	2,941
Gross Debt	8,648	8,742	8,624	6,886	6,260
Derivatives & Vendor Financing	183	194	162	23	30
Less: Cash	848	861	1,177	1,552	1,664
Net Debt*	7,983	8,075	7,609	5,357	4,627
Leverage*	2.53x	2.73x	2.76x	2.17x	2.09x

* Net Debt and Leverage are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

1 Or swapped for local currency

2 Or swapped for fixed rates

3 Including SEK denominated bonds that have been swapped into US dollars.

6

Earnings Release Q3 2026

Operating performance

The information contained herein can also be accessed electronically in the Financial & Operational Data Excel file published at www.millicom.com/investors alongside this earnings release.

Business units

We discuss our performance under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Fixed and other services, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

The macroeconomic environment in our markets remained relatively favorable during Q3 2026, with the Colombian Peso, Paraguayan Guarani and Bolivian Boliviano appreciating year over year 25.4%, 22.7% and 17.1% respectively against the U.S. Dollar, impacting reported results during the period. However, the ongoing conflict in the Middle East involving Iran contributed to higher and more volatile global energy prices, adding to inflationary pressures across the region and creating potential headwinds for consumer purchasing power and operating costs. In Bolivia, following the transition from a fixed exchange rate peg to a more flexible, market-driven regime, foreign exchange volatility and macroeconomic uncertainty remained elevated. We continue to monitor these developments closely and assess their potential impact on our operations and financial position. Foreign exchange rates and movements are presented on page 16.

Key Performance Indicators

The mobile business ended Q3 2026 with 55.8 million customers, up 32.5% year-on-year representing an increase of 13.7 million customers. This growth was primarily driven by the inclusion of Coltel and our operations in Ecuador and Uruguay. Coltel alone contributed 8.3 million mobile customers, including 5.5 million postpaid subscribers. Postpaid net additions totaled 8.3 million customers during the year. Mobile ARPU increased 19.0% year-on-year. Excluding the impact of M&A, the postpaid customer base increased by 0.9 million customers year-on-year, supported by our continued focus on executing our pre-to-postpaid migration strategy.

At the end of Q3 2026, Millicom's fixed networks passed 22.8 million homes, up 9.1 million year-over-year. HFC and FTTH customer relationships increased 1.4 million while HFC/FTTH revenue-generating units ("RGU") grew by 2.4 million. These trends were mainly driven by the consolidation of our newly acquired operations. Excluding M&A, HFC/ FTTH RGUs would have declined by 434,000 for the year due to a reduction in fixed telephony connections.

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Earnings Release Q3 2026
Key Performance Indicators* (‘000)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q3 2026 vs Q3 2025
Mobile customers	55,845	55,779	57,335	49,311	42,158	32.5%
Of which postpaid subscribers	17,194	16,805	16,543	10,919	8,896	93.3%
Mobile ARPU ($)	7.4	7.1	6.7	6.8	6.2	19.0%
Homes passed	22,792	22,057	21,853	13,762	13,708	66.3%
Of which HFC/FTTH	22,571	21,836	21,632	13,541	13,487	67.4%
Customer relationships	5,966	6,066	6,141	4,604	4,576	30.4%
Of which HFC/FTTH	5,568	5,653	5,732	4,186	4,146	34.3%
HFC/FTTH revenue generating units	10,430	10,829	11,082	8,003	8,014	30.1%
Of which Broadband Internet	5,360	5,460	5,553	4,009	3,968	35.1%
Home ARPU ($)	27.7	26.9	26.1	25.3	24.6	12.7%

* KPIs exclude our joint venture in Honduras, which is not consolidated in the Group figures. ARPU calculation excludes Coltel. During the three-month consolidation period, Coltel’s Mobile and Home ARPU were $8.4 and $31.0, respectively.

Financial indicators

In Q3 2026, revenue increased 60.8% year-on-year to $2.3 billion, while service revenue grew 61.0% to $2.1 billion. Excluding the impact of foreign exchange movements and the in-market consolidation in Colombia, organic service revenue grew 5.4% year-on-year, supported by disciplined pricing and healthy growth across Mobile, Home and B2B.

Adjusted EBITDA reached $1.1 billion, increasing 57.7% year-on-year driven mostly driven by the in market consolidation in Colombia, operating leverage and favorable foreign exchange movements. Capex totaled $243 million in Q3 2026, up 51.0% year-over-year, primarily as a result of our inorganic growth in Colombia, Ecuador and Uruguay. Excluding this impact, capex increased 8.6% year-over-year, mainly due to investments in Guatemalan Network Capacity and accelerated capital deployment in Bolivia. As a result, Operating Cash Flow (OCF) increased 59.7% to $849 million in Q3 2026 compared to $532 million in Q3 2025.

8

Earnings Release Q3 2026
Financial Highlights*	Q3 2026	Q3 2025	% change	Organic % change	9M 2026	9M 2025	% change	Organic % change
($m, unless otherwise stated)
Revenue	2,276	1,415	60.8%	4.8%	6,440	4,150	55.2%	4.4%
Service revenue	2,145	1,332	61.0%	5.4%	6,045	3,888	55.5%	5.3%
Mobile	1,303	796	63.7%		3,668	2,316	58.4%
Fixed and other services	806	512	57.5%		2,283	1,501	52.0%
Other	36	25	46.6%		94	70	33.6%
Equipment Revenue	131	83	58.4%		395	262	50.6%
Adjusted EBITDA	1,092	693	57.7%	7.7%	2,958	1,964	50.6%	8.8%
Adjusted EBITDA margin	48.0%	49.0%	(1.0) pt		45.9%	47.3%	(1.4) pt
Capex	243	161	51.0%		669	447	49.6%
OCF	849	532	59.7%		2,289	1,516	50.9%

* Service revenue, Adjusted EBITDA, Adjusted EBITDA margin, Capex, OCF and organic growth are non-IFRS measures. See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Country performance

Commentary in this section refers to performance measured in local currency terms, unless specified otherwise.

•	Colombia reported service revenue of $908 million increasing 149% year-on-year reflecting the contribution from our inorganic growth initiatives. Excluding the impact of in-market consolidation, service revenue increased 7.5% driven by growth across pre- and postpaid mobile revenue and Home service revenue expansion, effective monetization of the subscriber base. Adjusted EBITDA totaled $417 million, including $20 million of restructuring costs. Adjusted EBITDA margin improved to 44.2% compared to 43.5% in Q3 25.

•	Guatemala service revenue reached $392 million up 6.5% year-on-year supported by sustained momentum in prepaid to postpaid migration and the ongoing implementation of our disciplined "more-for-more" pricing strategy. Postpaid subscribers grew 19% year-on-year while mobile ARPU grew mid-single digits over the same period. Adjusted EBITDA increased 7.6% year-on-year to $255 million with adjusted EBITDA margin expanding to 57.2% reflecting continued operating leverage, cost control and a one-time benefit relating to the reversal of legal provisions.

•	Panama service revenue increased 5.2% year-on-year to $179 million, mainly due to robust commercial execution, ongoing pre to postpaid conversion and continued growth in B2B. Adjusted EBITDA increased 3.5% year-on-year to $96 million, resulting in an Adjusted EBITDA margin of 51.9%.

•	Paraguay delivered service revenue of $175 million, increasing 3.6% year-on-year, driven by growth in the postpaid subscriber base, higher ARPU levels and the continued expansion of HFC & FTTH customers. Adjusted EBITDA for the quarter increased 10.9% year on year to $101 million, with margin expanding to 54.8%. This improvement was supported by operating leverage in the core business, and favorable foreign exchange impacts.

•	Ecuador recorded service revenue of $114 million and an Adjusted EBITDA of $57 million, reaching an Adjusted EBITDA margin of 47.8%. Profitability continued to benefit from the execution of operational efficiency programs and ongoing cost optimization measures.

9

Earnings Release Q3 2026
•	Service revenue in our Other markets[4] increased 28.5% in U.S. dollar terms year-on-year reaching $386 million, largely reflecting the inclusion of Uruguay in this reporting segment. Adjusted EBITDA increased 29.6% in U.S. dollar terms driven by, expanding top-line and operating leverage.

•	Service revenue in our non-consolidated Honduras joint venture increased 8.1% to $154 million, driven by postpaid subscriber growth, Mobile ARPU expansion and a growing Home customer base. Adjusted EBITDA rose 8.8% to $85 million, resulting in an Adjusted EBITDA margin of 51.8% for the quarter.

•	In Chile, our non-consolidated associate reported service revenue of $305 million for the quarter and Adjusted EBITDA of $119 million and an Adjusted EBITDA margin of 32.7%.

•	Corporate costs and others were $28 million in Q3 2026, up 34% year-on-year, driven mainly by restructuring costs, and incremental legal fees.

ESG highlights

At Millicom, we believe technology is a powerful driver of development and equity. Through our social impact programs, we promote digital inclusion and expand opportunities for underserved communities across the countries where we operate. In Paraguay, Jóvenes Conectados is helping young people develop skills for the future, and we aim to progressively expand the initiative to other countries, adapting it to local needs. Building on our regional experience, we remain committed to expanding effective programs and creating lasting value for the communities we serve.

As part of our ongoing commitment to digital inclusion, our social impact initiatives continue to expand learning opportunities and promote the responsible use of technology across the region during the reporting period. To date, we have trained 18,066 teachers in digital and educational skills, reached 63,114 women through digital literacy and entrepreneurship training, and engaged 125,422 children, parents, and educators in activities focused on digital education and online safety. Through these initiatives, we have directly reached more than 206,000 beneficiaries across the region, fostering digital skills, educational opportunities, and safer, more responsible online experiences.

4 Comprised of El Salvador, Bolivia, Nicaragua, Uruguay and Costa Rica

10

Earnings Release Q3 2026

Video conference details

A video conference to discuss these results will take place on November 5 at 08:00 (New York) / 14:00 (Luxembourg) / 13:00 (London). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 869 6353 4578. Please dial a number based on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

Financial calendar

2027

Date	Event
February 26, 2027	Q4, 2026 results
May 12, 2027	Q1, 2027 results
May 26, 2027	AGM
August 5, 2027	Q2, 2027 results
November 4, 2027	Q3, 2027 results

For further information, please contact

Press:	Investors:
Sofia Corral, Communications Director	Luca Pfeifer, VP of Investor Relations
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2026, Millicom, including its Honduras Joint Venture and Chile associate, employed approximately 19,000 people and provided mobile and fiber-cable services through its digital highways to more than 65 million customers, with a fiber-cable footprint over 28 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

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Earnings Release Q3 2026

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about global economic activity and inflation, the demand for Millicom's products and services, and global supply chains. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions, foreign exchange rate fluctuations and high inflation, as well as local economic conditions in the markets we serve, which can be impacted by geopolitical developments outside of our principal geographic markets;

•	potential disruption due to health crises, including pandemics, epidemics, or other public health emergencies, geopolitical events, armed conflict and acts by terrorists;

•	telecommunications usage levels, including traffic, customer growth and the accelerated transition from traditional to digital services and alternative technologies;

•	competitive forces, including pricing pressures, piracy, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	the achievement of our operational goals, environmental, social and governance targets, financial targets and strategic plans, including the anticipated efficiencies and savings of our cost-reduction project, the acceleration of cash flow growth, the expansion of our fixed broadband network and the reduction in net leverage;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability and terms and conditions of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging, tax matters, controls or limits on the purchase of U.S. dollars, the terms of interconnection, customer access and international settlement arrangements;

•	our ability to grow our business in our Latin American markets;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	our expectations regarding the growth in fixed broadband penetration rates and the return that our investment in broadband networks will yield;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	our ability to optimize the utilization of our owned and leased towers, and increase our network coverage, capacity and quality of service by focusing capital on other fixed assets;

•	relationships with key suppliers and costs of handsets and other equipment;

•	disruptions in our supply chain due to economic and political instability, the outbreak of war or other hostilities, public health emergencies, natural disasters and general business conditions;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner, divest or restructure assets and businesses, and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	cybersecurity threats, a security breach or other significant disruption of our IT systems or those of our business, partners, suppliers or customers;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Annual Report on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

12

Earnings Release Q3 2026

Non-IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: service revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Capex and Equity Free Cash Flow, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provide them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Compensation and Talent Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Non-IFRS Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees for mobile and broadband, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

Adjusted EBITDA is operating profit excluding impairment losses, depreciation and amortization, gains/losses on fixed asset disposals, and early termination of leases.

Adjusted EBITDA Margin represents Adjusted EBITDA in relation to revenue.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities, including derivative instruments (assets and liabilities), less cash and pledged and time deposits.

Leverage is the ratio of net debt over LTM (last twelve months) Adjusted EBITDA subtracting depreciation of right-of-use assets and interest expense on leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is Adjusted EBITDA less Capex.

Operating Free Cash Flow (OFCF) is Adjusted EBITDA, less cash capex, less spectrum paid, working capital, other non-cash items, and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), lease interest payments, lease principal repayments, and advances for dividends to non-controlling interests, plus cash repatriation from joint ventures and associates.

Average Revenue per user per Month (ARPU) for our mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our home customers as (x) the total home revenue (excluding equipment sales and TV advertising) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different from other industry participants.

Please refer to our 2025 Annual Report for a list and description of non-IFRS measures.

13

Earnings Release Q3 2026

Non-IFRS Reconciliations5

Reconciliation from Reported Growth to Organic Growth for the Group

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	Q3 2026	Q3 2026	Q3 2026
A- Current period	2,276	2,145	1,092
B- Prior year period	1,415	1,332	693
C- Reported growth (A/B)	60.8%	61.0%	57.7%
D- Perimeter	37.8%	37.0%	32.9%
E- FX and other*	18.2%	18.6%	17.1%
F- Organic Growth (C-D-E)	4.8%	5.4%	7.7%

*Organic growth calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

($ millions)	Revenue	Service Revenue	Adjusted EBITDA
	9M 2026	9M 2026	9M 2026
A- Current period	6,440	6,045	2,958
B- Prior year period	4,150	3,888	1,964
C- Reported growth (A/B)	55.2%	55.5%	50.6%
D- Perimeter	36.4%	35.3%	27.7%
E- FX and other*	14.4%	14.9%	14.2%
F- Organic Growth (C-D-E)	4.4%	5.3%	8.8%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences captured in "Other".

Adjusted EBITDA reconciliation

($ millions)	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025
Profit before tax	213	204	154	310	288
Gains/(losses) from other JVs and associates, net	2	2	—	—	(1)
Other non-operating income, (expense) net	71	(23)	24	(26)	77
Sale of Lati Operations	—	—	—	1	(138)
Net financial expenses	314	279	238	183	162
Operating Profit	600	462	416	467	388
Other operating income (expense), net	2	38	(38)	1	3
Share of profit in Honduras joint venture	(14)	(10)	13	(63)	(14)
Amortization	115	114	105	85	81
Depreciation	389	405	362	285	235
Adjusted EBITDA	1,092	1,009	857	776	693

5Except for balance sheet and cash flow items, the 2025 comparative financial information has been re-presented to reflect the classification of Tigo Paraguay’s Mobile Finance business as discontinued operations. Coltel has been fully consolidated since the acquisition of the 67.5% stake on February 6, 2026. Tigo Uruguay and Tigo Ecuador have been fully consolidated since their respective acquisition dates in October 2025.

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Earnings Release Q3 2026

Adjusted EBITDA margin

($ millions)	Q3 2026	Q3 2025	9M 2026	9M 2025
Adjusted EBITDA	1,092	693	2,958	1,964
Revenue	2,276	1,415	6,440	4,150
Adjusted EBITDA margin in % (Adj. EBITDA / Revenue)	48.0%	49.0%	45.9%	47.3%

One-off Summary - Items above Adjusted EBITDA

	2026
($ millions)	Q3	9M
Colombia	(20)	(116)
Costa Rica	—	(2)
Ecuador	(1)	(3)
Paraguay	(2)	(2)
Uruguay	—	(1)
Corporate & Others	(7)	(24)
Total	(31)	(149)

ARPU reconciliations

Mobile ARPU Reconciliation	Q3 2026	Q3 2025	9M 2026	9M 2025
Mobile service revenue ($m)	1,082	796	3,137	2,316
Mobile service revenue ($m) from non-Tigo customers ($m) *	(34)	(16)	(76)	(46)
Mobile service revenue ($m) from Tigo customers (A)	1,048	780	3,061	2,270
Mobile customers - end of period (000)	47,510	42,158	47,510	42,158
Mobile customers - average (000) (B) **	47,418	41,961	48,180	41,766
Mobile ARPU (USD/Month) (A/B/number of months)	7.4	6.2	7.1	6.0

The above figures exclude Coltel. Coltel's Mobile ARPU during the three-month consolidation period was $8.4 and for the eight-month consolidation period was $7.5.

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

Home ARPU Reconciliation	Q3 2026	Q3 2025	9M 2026	9M 2025
Home service revenue ($m)	392	343	1,141	1,015
Home service revenue ($m) from non-Tigo customers ($m) *	(12)	(7)	(27)	(19)
Home service revenue ($m) from Tigo customers (A)	380	336	1,114	996
Customer Relationships - end of period (000) **	4,532	4,576	4,532	4,576
Customer Relationships - average (000) (B) ***	4,565	4,555	4,594	4,519
Home ARPU (USD/Month) (A/B/number of months)	27.7	24.6	27.0	24.5

Beginning in Q1 2023 the calculation of Home ARPU now includes equipment rental.

The above figures exclude Coltel. Coltel's Home ARPU during the three-month consolidation period was $31.0, and for the eight-month consolidation period was $29.1.

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC/FTTH + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

15

Earnings Release Q3 2026

OCF (Adjusted EBITDA- Capex) Reconciliation

Group OCF	Q3 2026	Q3 2025	9M 2026	9M 2025
Adjusted EBITDA	1,092	693	2,958	1,964
(-)Capex (Ex. Spectrum)	243	161	669	447
OCF	849	532	2,289	1,516

Capex Reconciliation

Capex Reconciliation	Q3 2026	Q3 2025	9M 2026	9M 2025
Additions to property, plant and equipment	213	150	598	407
Additions to licenses and other intangibles	54	19	128	67
Of which spectrum and license	24	8	57	27
Capex additions	266	169	726	474
Of which capital expenditures related to headquarters	2	3	10	1
Change in advances to suppliers	1	2	3	19
Change in accruals and payables for property, plant and equipment	62	22	235	57
Cash Capex	330	193	964	550
Of which spectrum and license	67	21	207	62

Equity Free Cash Flow Reconciliation

	Q3 2026	Q3 2025	9M 2026	9M 2025
Net cash provided by operating activities	727	463	2,019	1,257
Purchase of property, plant and equipment	(227)	(159)	(658)	(464)
Proceeds from sale of property, plant and equipment	(2)	3	1	73
Purchase of intangible assets and licenses	(34)	(16)	(100)	(97)
Purchase of spectrum and licenses	(67)	(21)	(207)	(62)
Proceeds from sale of intangible assets	—	—	—	—
Finance charges paid, net	254	152	648	416
Operating free cash flow	651	422	1,703	1,123
Interest (paid), net	(254)	(152)	(648)	(416)
Lease Principal Repayments	(104)	(50)	(267)	(139)
Free cash flow	294	221	788	569
Repatriation from joint ventures and associates	22	22	79	69
Equity free cash flow	316	243	867	638
Less: Proceeds from tower divestitures, net of taxes	—	(5)	—	37
Equity free cash flow - ex divestitures net proceeds	316	248	867	601

* Equity free cash flow does not include Cash Flow from Financing Activities, such as the issuance or repurchase of shares.

16

Earnings Release Q3 2026

Foreign Exchange rates

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q3 26	Q2 26	QoQ	Q3 25	YoY	Q3 26	Q2 26	QoQ	Q3 25	YoY
Bolivia (i)	BOB	11.45	9.80	(14.4)%	13.40	17.1%	12.02	9.91	(17.6)%	12.59	4.7%
Chile (iii)	CLP	933	900	(3.5)%	Not Applicable to Millicom.		973	922	(5.2)%	Not Applicable to Millicom.
Colombia	COP	3,193	3,612	13.1%	4,004	25.4%	3,341	3,444	3.1%	3,901	16.8%
Costa Rica	CRC	453	459	1.3%	507	12.0%	458	457	(0.3)%	506	10.4%
Guatemala	GTQ	7.63	7.63	—%	7.66	0.5%	7.64	7.62	(0.3)%	7.66	0.2%
Honduras	HNL	26.96	26.76	(0.7)%	26.25	(2.6)%	27.03	26.85	(0.7)%	26.30	(2.7)%
Nicaragua	NIO	36.62	36.62	—%	36.62	—%	36.62	36.62	—%	36.62	—%
Uruguay (ii)	UYU	40.22	40.11	(0.3)%	Not Applicable to Millicom.		40.29	40.12	(0.4)%	Not Applicable to Millicom.
Paraguay	PYG	5,988	6,198	3.5%	7,347	22.7%	5,834	6,082	4.3%	7,002	20.0%

(i) Refer to the note 2 of the IAS 34 for details on the adoption of the amendments to IAS21.

(ii) 2025 average rate as from acquisition date.

(iii) 2026 average rate as from acquisition date.

17

Item 3

Millicom (Tigo) Q3 2026 Earnings Release

Luxembourg, November 5, 2026 – Millicom is pleased to announce its third quarter 2026 results. Please find below links to the Q3 2026 Earnings Release and IAS 34 Interim Condensed Consolidated Financial Statements.

Q3 2026 Highlights*

•	Revenue $2.28 billion, up 60.8% year-on-year and 4.8% organically

•	Operating profit $600 million, and Adjusted EBITDA of $1.09 billion, up 57.7% year-on-year

•	Net profit attributable to company owners of $98 million

•	Equity free cash flow of $316 million, up 27.1% year-on-year

•	Leverage decreased to 2.53x including the acquisitions in Colombia, Ecuador and Uruguay

•	Following the AGM, we established a May-to-May dividend cycle of $0.75 per share per quarter and subsequently increased the January and April 2027 dividend payments by an additional $0.75 per share.

Financial highlights ($ millions)	Q3 2026	Q3 2025	Change %	Organic % Change	9M 2026	9M 2025	Change %	Organic % Change
Revenue	2,276	1,415	60.8%	4.8%	6,440	4,150	55.2%	4.4%
Operating Profit	600	388	54.8%		1,478	1,163	27.1%
Net Profit attributable to company owners	98	195	(49.9)%		316	1,064	(70.3)%
Non-IFRS measures (*)
Service Revenue	2,145	1,332	61.0%	5.4%	6,045	3,888	55.5%	5.3%
Adjusted EBITDA	1,092	693	57.7%	7.7%	2,958	1,964	50.6%	8.8%
Capex	243	161	51.0%		669	447	49.6%
Operating Cash Flow (OCF)	849	532	59.7%		2,289	1,516	50.9%
Equity free cash flow (EFCF)**	316	248	27.1%		867	601	44.3%

*See page 12 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.** EFCF excluding proceeds from disposals.

Millicom Chief Executive Officer Marcelo Benitez commented:

“We delivered another strong quarter, driven by solid execution and the commitment of our teams across Latin America. Our Double-E strategy is working: delivering a better customer Experience while operating more Efficiently, driving sustainable growth, stronger profitability, and cash flow generation.

Our Customers are at the center of our efforts, which is why we continue investing in our networks to improve coverage, capacity, and quality. At the same time, our prepaid-to-postpaid migration strategy is helping customers stay connected for more days each month, with larger allowances and greater predictability. Customers benefit from a better experience, while we build stronger relationships, improve loyalty, and grow ARPU.

We are also executing a clear more-for-more pricing strategy. When customers pay a little more, they get more in return: more data, better services, and greater value. This is how we believe sustainable growth should work. In Home, we are following the same principle, focusing on delivering greater value and a better experience rather than simply growing subscriber numbers.

This quarter was also marked by the earthquakes in Colombia and Panama. We are deeply saddened by the loss of an employee and a contractor in Colombia, and our thoughts are with their families and loved ones. I want to thank our teams in both countries for their resilience and commitment during these difficult moments.

Against this backdrop, our teams continued to execute effectively and delivered strong financial performance. Service revenue reached $2.14 billion, while adjusted EBITDA was $1.09 billion, reflecting operating leverage and cost discipline. Importantly, we continued to generate strong equity free cash flow of $316 million during the quarter, bringing year-to-date EFCF to $867 million keeping us firmly on track to achieve our full-year guidance of around $1.1 billion.

Our priorities remain unchanged: invest in our networks, deliver a superior customer experience, operate with maximum efficiency, and generate sustainable growth and strong cash flow. We know what works, we know how to execute, and we have a great team to keep moving forward.”

2026 Financial Targets

Millicom maintains its full-year 2026 EFCF of around $1.1 billion. Based on current operations, acquisitions completed to date, and expected cash flow generation, the Company remains on track toward its previously communicated year-end leverage target of below 2.5x.

• Q3 2026 Earnings Release

• IAS 34 Interim Condensed Consolidated Financial Statements

Millicom is planning to host a video conference for the global financial community on November 5, 2026, at 08:00 (New York) / 14:00 (Luxembourg) / 13:00 (London).

Registration for the interactive event is required at the following link. After registering, you will receive a confirmation email containing details about joining the video conference. Participants who wish to ask a question during the live event must notify the Investor Relations team via email to investors@millicom.com after the start of the event.

Participants may also join the conference in listen-only mode by dialing any of the following numbers and entering the Webinar ID: 869 6353 4578

US: +1 929 205 6099	Sweden: +46 850 539 728

UK: +44 330 088 5830	Luxembourg: +352 342 080 9265

Additional international numbers are available at the following link. Accompanying slides and a replay of the event will be available on the Millicom investors website.

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Luca Pfeifer, VP of Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2026, Millicom, including its Honduras Joint Venture and Chile associate, employed over 20,000 people and provided mobile and fiber-cable services through its digital highways to more than 69 million customers, with a fiber-cable footprint over 22 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: November 5, 2026